ADVANTAGE FINANCIAL PRIVATE & CORPORATE LLC

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	46152

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **1/1/2019**   AND ENDING   **12/31/2019**
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage Financial Private & Corporate LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 SOUTH END AVENUE, SUITE 17N
(No. and Street)

New York	**New York**	**10280**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   **212-897-1688**
                                                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name -- if individual, state last, first, middle name)

517 Route One South, Suite 4103	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

AFFIRMATION

I, Giuseppe Confuorti, affirm that, to the best of my knowledge and belief, the accompanying financial statement(s) and supplemental schedules pertaining to Advantage Financial Private & Corporate LLC for year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature _____



PETERSON N CHOW
Notary Public - State of New York
NO. 01CH6268156
Qualified in Richmond County
My Commission Expires Aug 27, 2020

2-18 - 2020

Title _____



Notary Public

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Advantage Financial Private & Corporate LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Advantage Financial Private & Corporate LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

ADVANTAGE FINANCIAL PRIVATE & CORPORATE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets

Cash	$	476,542
Other investments		1,329,539
Prepaid expenses		12,804
Other assets		2,281
Total assets	$	1,821,166

Liabilities and Members' Equity

Liabilities:		
Accrued expenses payable	$	15,068
Total liabilities		15,068
Members' equity		1,806,098
Total liabilities and members' equity	$	1,821,166

The accompanying notes are an integral part of these financial statements.

ADVANTAGE FINANCIAL PRIVATE & CORPORATE LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

1. **Operations**

   Advantage Financial Private & Corporate LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a member of the National Futures Association (NFA) until February 14, 2019. The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. **Significant Accounting Policies**

   Basis of Presentation

   The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Securities Transactions

   Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in the statement of operations.

   Uses of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. **Income Taxes**

   Federal and state income taxes have not been provided for in the accompanying financial statements, as the members are individually liable for their share of income tax liabilities. The Company is liable for New York City Unincorporated Business Tax. At December 31, 2019 management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

   At December 31, 2019, the Company had net operating loss carryforwards for New York City income tax purposes. Such net operating loss carryforwards resulted in a deferred tax asset of approximately $47,000 at December 31, 2019. That amount has been offset by an equal allowance due to uncertainty related to the recovery of the asset.

ADVANTAGE FINANCIAL PRIVATE & CORPORATE LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

4. **Concentrations**

The Company has significant cash balances held by financial institutions, including approximately $254,000 denominated in approximately 227,000 Euro. The Company does not believe that it has any risk with respect to these deposits.

The Company has significant holdings of securities in Advantage SICAV Total Return, which are held at fair value. The Advantage SICAV Total Return fund is managed by one of the Company's shareholders.

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of approximately $446,000, which was approximately $346,000 in excess of its required net capital of $100,000.

6. **Fair Value Measurements**

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2019, the Company's investments held were valued using Level 2 inputs.

At December 31, 2019, the Company held an investment in Advantage SICAV Total Return, a Switzerland-based open-ended collective investment. In addition, it has several smaller investments. These investments are considered to be Level 2 items in that even though there are some pricing data available for them, the market in which they trade is not active as compared to the market for other securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2019:

6. **Fair Value Measurements (continued)**

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities, at fair value				
Advantage SICAV Total Return		$ 1,329,539	$ -	$ 1,329,539
Total Assets	$ -	$ 1,329,539	$ -	$ 1,329,539

7. **Compliance With Rule 15c3-3**

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

8. **Related Party Transactions**

In March 2019, the Company converted the loan receivable from a Member of the Company to a constructive dividend. The effect of this event is reduction of the equity of the Company by $646,198.

9. **Foreign Currency Translation**

Investment securities and other assets denominated in a foreign currency are translated into U.S. dollars on the reporting date. The portion of realized or unrealized gains and losses resulting from changes in foreign exchange rates and from fluctuations arising from changes in the market prices of the underlying securities is currently reflected in the statement of operations. Net realized and unrealized gains and losses on foreign currency transactions represent net foreign exchange gains or losses from forward foreign currency exchange contracts and disposition of foreign currencies.